UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Battery Future Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G0888J108

(CUSIP Number)

Ling Shi

Camel Bay, LLC

8 The Green, Suite 15614

Dover, DE 19901

(929) 465-9707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Camel Bay, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,193,695 shares
	8.	SHARED VOTING POWER 3,006,205
	9.	SOLE DISPOSITIVE POWER 4,193,695 shares
	10.	SHARED DISPOSITIVE POWER 3,006,205

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,199,900 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 13,795,599 ordinary shares outstanding as of May 15, 2024, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission May 15, 2024.

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1.	NAMES OF REPORTING PERSONS Graham Wood, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,193,695 shares
	8.	SHARED VOTING POWER 3,006,205
	9.	SOLE DISPOSITIVE POWER 4,193,695 shares
	10.	SHARED DISPOSITIVE POWER 3,006,205

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,199,900 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 13,795,599 ordinary shares outstanding as of May 15, 2024, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission May 15, 2024.

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SCHEDULE 13D

This Amendment #1 (“Amendment #1) to the Schedule 13D (the “Existing Schedule 13D”, as amended hereby the “Schedule 13D”) is filed on behalf of Camel Bay, LLC (“Camel Bay”) and Graham Wood, LLC (“Graham Wood”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Battery Future Acquisition Corp. (the “Issuer”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Existing Schedule 13D is hereby amended to add the following paragraphs after the paragraph in the Existing Schedule 13D which reads, “The above descriptions of the Purchase Agreement, the Joinder Agreement, the form of POA Agreements, the form of Warrant Cancellation Agreements, the form of Debt Cancellation Agreements and the Underwriter Agreements are qualified in their entirety by reference to the full text of the applicable agreement, a copy of each of which was filed by the Issuer as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 18, 2024 (and are incorporated herein by reference as Exhibits 10.2 through 10.8).”:

On May 16, 2024, Camel Bay elected to convert 2,000,000 Founder Shares to Class A ordinary shares.

Business Combination Agreement of the Issuer; Support Agreement

Business Combination Agreement

On May 12, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Business Combination Agreement”), by and among the Issuer, Class Over Inc., a Delaware corporation (the “Company”), Classover Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Pubco”), BFAC Merger Sub 1 Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub 1”)  and BFAC Merger Sub 2 Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”). Pursuant to the Business Combination Agreement, at the closing of the Business Combination (the “Closing”), Merger Sub 1 will merge with and into BFAC (the “Reorganization Merger”), with BFAC being the surviving corporation of the Reorganization Merger and becoming a wholly-owned subsidiary of Pubco, and immediately thereafter Merger Sub 2 will merge with and into the Company (the “Acquisition Merger”, and together with the Reorganization Merger, the “Mergers”), with the Company being the surviving corporation of the Acquisition Merger and becoming a wholly-owned subsidiary of Pubco.

In connection with the Reorganization Merger, each (i) Issuer Class A ordinary share, par value $0.0001 per share (the “Issuer Class A Ordinary Shares”), and (ii) Issuer Class B Ordinary Share, par value $0.0001 per share (the “Issuer Class B Ordinary Shares” and, together with the Issuer Class A Ordinary Shares, the “Issuer Ordinary Shares”), issued and outstanding immediately prior to the effective time of the Mergers (the “Effective Time”) will be automatically cancelled and extinguished and converted into the right to receive one share of Class B common stock of Pubco, par value $0.0001 per share (“Pubco Class B Common Stock”). All Issuer Ordinary Shares held in treasury will be cancelled and extinguished without consideration.

At the Effective Time, each whole warrant of the Issuer, each exercisable for one Issuer Class A Ordinary Share at an exercise price of $11.50 per share (the “Issuer Warrants”), that is outstanding immediately prior to the Effective Time shall be converted into a warrant to purchase one share of Pubco Class B Common Stock (“Pubco Warrants”), with each such warrant subject to substantially the same terms and conditions applicable to the Issuer Warrants prior to such conversion.

Each Issuer unit, each consisting of one Issuer Class A Ordinary Share and one half of one Issuer Warrant (the “Issuer Units”), that is outstanding immediately prior to the Effective Time will be automatically separated into one Issuer Class A Ordinary Share and one-half of one Issuer Warrant, which underlying securities will be converted as described above; provided, however, that no fractional Pubco Warrants will be issued.

Also at the Effective Time, all common stock of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than (a) Company Common Stock held in treasury by the Company or its wholly owned subsidiaries, as applicable, and (b) those shares of Company Common Stock owned by a dissenting holder, will be automatically converted into the right to receive an aggregate of 6,535,014 shares of Pubco Class A common stock, par value $0.0001 per share (“Pubco Class A Common Stock”), 5,964,986 shares of Pubco Class B Common Stock and 1,000,000 shares of Pubco preferred stock, par value $0.0001 per share (“Pubco Preferred Stock”).  Notwithstanding the foregoing, any merger consideration attributable to dissenting holders shall not be issued and shall not be included in the aggregate merger consideration amounts.

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Each share of Pubco Class A Common Stock will have twenty-five votes per share and each share of Pubco Class B Common Stock will have one vote per share.  Each share of Pubco Preferred Stock will be convertible into a share of Pubco Class B Common Stock at $10.00 per share (subject to adjustment for stock dividends, splits and similar structural changes) and will contain anti-dilution price protection upon any future equity issuance by Pubco at a lower share price (subject to any minimum floor price as required by the New York Stock Exchange).

Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Issuer, the Company and certain of their respective securityholders entered into Support Agreements (each, a “Support Agreement”), pursuant to which, among other things, each such securityholder agreed, with respect to all Issuer Ordinary Shares or Company Common Stock held by such persons, respectively, to vote in favor of, or consent in writing to, the adoption of the Business Combination Agreement and the approval of the transactions contemplated thereby, including the Mergers, in order to effect the required shareholder approvals. Camel Bay executed a Support Agreement as shareholder of the Issuer (the “Issuer Insider Support Agreement”).

The above descriptions of the Business Combination Agreement and Issuer Support Agreement are qualified in their entirety by reference to the full text of the applicable agreement, a copy of each of which was filed by the Issuer as Exhibits 2.1 and 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 15, 2024 (and are incorporated herein by reference as Exhibits 10.9 and 10.10).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended to replace the first paragraph of the Existing Schedule 13D with the following paragraph:

(a)-(b) The aggregate number and percentage of Class A ordinary shares beneficially owned by each of Camel Bay and Graham Wood, respectively, on the basis of a total of 13,795,599 ordinary shares of the Issuer outstanding as of May 15, 2024, are as follows:

Item 7.	Material to be Filed as Exhibits

Item 7 of the Existing Schedule 13D is hereby amended to add the following exhibits:.

Exhibit 10.9	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on May 15, 2024).

Exhibit 10.10	Issuer Insider Support Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 15, 2024).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024	CAMEL BAY, LLC

	By:	/s/ Ling Shi
Name: Ling Shi Title: Managing Member

GRAHAM WOOD, LLC

	By:	/s/ Ling Shi
Name: Ling Shi Title: Managing Member

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